Exhibit (a)(5)(O)

JAB BEECH INC. COMPLETES TENDER OFFER FOR ALL OUTSTANDING SHARES OF

CARIBOU COFFEE COMPANY, INC.

MINNEAPOLIS, MN – January 23, 2013 —JAB Beech Inc. (“JAB”), a member of the Joh. A Benckiser Group today announced the successful completion of the tender offer by its wholly-owned subsidiary, Pine Merger Sub, Inc. (“Purchaser”), for all of the outstanding shares of common stock of Caribou Coffee Company, Inc. (Nasdaq: CBOU) (“Caribou”) at a price of $16 per share, net to the seller in cash (less any required withholding taxes and without interest).

Wells Fargo Shareowner Services, the depositary for the tender offer, has advised JAB that, as of 12:00 midnight, New York City time, on January 22, 2013, the expiration of the tender offer, 13,554,419 shares were validly tendered and not withdrawn in the tender offer, representing approximately 63.9% of Caribou’s currently outstanding shares on a fully diluted basis (including 945,361 shares delivered through Notices of Guaranteed Delivery, representing approximately 4.5% of the shares outstanding on a fully diluted basis). JAB has accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.

Purchaser will acquire all of the remaining outstanding shares of Caribou common stock by means of a merger under Minnesota law, which is expected to be completed on January 24, 2013. As a result of the purchase of shares in the tender offer, Purchaser has sufficient voting power to approve the merger without the affirmative vote of any other Caribou stockholder. In order to accomplish the merger as a “short-form” merger, Purchaser currently intends to exercise its “top-up” option pursuant to the merger agreement, which permits Purchaser to purchase additional shares of common stock of Caribou directly from Caribou for $16 per share (the same purchase price paid in the tender offer). Following the merger, Caribou will become a wholly-owned subsidiary of JAB, and each share of Caribou’s outstanding common stock will be cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Caribou common stock will cease to be traded on the NASDAQ Global Select Market.

BDT Capital, a Chicago-based merchant bank that provides long-term private capital solutions to closely held companies, is a minority investor in this transaction alongside the Joh. A Benckiser Group. In addition to BDTCP’s capital investment, BDT & Company served as a financial co-advisor to the Joh. A Benckiser Group with Morgan Stanley & Co. LLC. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to the Joh. A Benckiser Group in this transaction. Moelis & Co LLC is serving as an exclusive financial advisor to Caribou in connection with this transaction and Briggs and Morgan P.A. is acting as Caribou’s legal advisor.

About Caribou

Founded in 1992, Caribou is one of the leading branded coffee companies in the United States, with a compelling multi-channel approach to their customers. Based on the number of coffeehouses, Caribou is the second largest company-operated premium coffeehouse operator in the United States. As of September 30, 2012, the Company had 610 coffeehouses, including 202 franchised locations, in 22 states, the District of Columbia and ten international markets. The Company’s coffeehouses aspire to be the community place loved by guests who are provided an extraordinary experience that makes their day better. Caribou provides the highest quality handcrafted beverages, foods and coffee lifestyle items with a unique blend of expertise, fun and authentic human connection in a comfortable and welcoming coffeehouse environment. In addition, Caribou’s unique coffees are available within grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. Caribou is a proud recipient of the Rainforest Alliance Corporate Green Globe Award and is committed to operating practices that promote sustainability and environmental protection. For more information, visit the Caribou web site at www.cariboucoffee.com.

About The Joh. A Benckiser Group

The Joh. A Benckiser Group is a privately held group of affiliated companies focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The Joh. A Benckiser Group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E Master Blenders 1753 N.V., an international coffee and tea company. The Joh. A Benckiser Group also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. The firm has a $3 billion investment fund as well as an investor base with the ability to co-invest significant additional capital. Through its advisory business, BDT & Company works with family businesses to pursue their long-term strategic and financial objectives.

Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those expressed or implied in the forward-looking statements include are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at www.cariboucoffee.com. The forward-looking statements made in this communication are made only as of the date of this communication, and the Company undertakes no obligation to update them to reflect subsequent events or circumstances.

Media Contacts:

Tom Johnson/Chuck Burgess

Abernathy MacGregor Group

tbj@abmac.com/clb@abmac.com

(212) 371-5999

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